Filed Pursuant to Rule 433
Registration Statement No. 333-227001

 MSCI World ESG Quality Select Low Volatility Index  Sustainable Investment Solutions                        E S G

OVERVIEW OF RESPONSIBLE & ESG INVESTING

Responsible investing is an investment strategy that aligns investors' financial goals with their personal values. A part of Responsible investing is ESG investing, a strategy that considers Environmental, Social, and Governance factors alongside financial factors in the investment decision-making process.[1]

$17.1 trillion of responsible investing assets in the US as of 2020, +42% in two years[2]

59% of high-net-worth individuals surveyed said they utilize ESG considerations when making investment decisions.[3]

90% of financial advisors surveyed said their clients had asked them about ESG or responsible investing.[3]

ENVIRONMENTAL
Climate Change
Natural Capital
Pollution & Waste
Environmental Opportunities

SOCIAL
Human Capital
Product Liability
Stakeholder Oppostion
Social Opportunities

GOVERNANCE
Corporate Governance
Corporate Behavior

ESG RATINGS – HELPING INVESTORS IDENTIFY A PORTFOLIO'S ESG RISK

MSCI, a leading provider of financial indexes, multi-asset class research, and risk analytics has developed a ratings system that aims to measure a company's resilience to long-term, financially relevant ESG risks. Companies are rated on a 'AAA to CCC' scale according to how well they manage these risks and opportunities relative to their peers.

1. Analysis begins with a deep governance assessment
2. Focus on most relevant ESG factors by industry
3. Focus on risk exposure, not just disclosure
4. Identify leaders and laggards within each industry

MSCI ESG RATINGS

CCC	B	BB	BBB	A	AA	AAA
LAGGARD		AVERAGE			LEADER	

2 | RBC CAPITAL MARKETS

RBC CAPITAL MARKETS' ESG INVESTING SOLUTION

Introducing the MSCI World ESG Quality Select Low Volatility Index (MXWOQSPU Index)

RBC Capital Markets, in partnership with MSCI, has developed the **MSCI World ESG Quality Select Low Volatility Index:** A globally-diversified index that provides ESG-conscious investors with access to a strategy that exhibits **more positive ESG metrics**, **a lower carbon impact**, and **stronger financial Quality** than its benchmark, the MSCI World Index, based on MSCI's methodology for assessing these criteria.[4]

Objective

The Index is designed to meet or exceed the benchmark's risk-adjusted returns while also improving its ESG, Quality, and Carbon Emissions Intensity characteristics.

INDEX METHODOLOGY: 4 STEP SCREENING PROCESS


1
2
3
4

STARTING UNIVERSE: MSCI WORLD INDEX (MXWO INDEX)

A global equity index that represents the performance of approximately 1,600 large and mid-cap equities across all 23 developed market countries.

LIQUIDITY

Only securities that have sufficient liquidity, as determined by MSCI's inclusion criteria, are eligible for inclusion in the Index.

ESG CRITERIA

Exclude companies with:
ESG Ratings below BBB[4] |ESG Controversies Score of zero[4] |Controversial Business Practices[4]

CARBON EMISSIONS

Next, the Index excludes the top 20% carbon emitters from the remaining universe, as ranked based on MSCI's Carbon Emission Intensity scores[4].

QUALITY

Then, the Index excludes bottom 20% of the securities from the remaining universe, as ranked based on their Quality factor score[4]. Quality companies have characteristics such as durable business models, sustainable competitive advantages, strong cash flow and a healthy balance sheet.

THE MSCI WORLD ESG QUALITY SELECT LOW VOLATILITY INDEX

The Index is comprised of the remaining companies, which are weighted to achieve the lowest risk[5] portfolio subject to sector, geography, and weighting constraints. The index is rebalanced quarterly and will have no less than 50 constituents (it currently has 122*).

3 | RBC CAPITAL MARKETS

* As of December 31, 2020

HISTORICAL PERFORMANCE OF THE INDEX*    CUMULATIVE INDEX PERFORMANCE – PRICE RETURNS (USD)February 2007 – December 2020  Year  MSCI World ESG Quality Select Low Volatility Index  MSCIWorld Index  2020  1.07  14.06  2019  19.29  25.19  2018  -4.28  -10.44  2017  18.39  20.11  2016  2.87  5.32  2015  7.19  -2.74  2014  8.39  2.93  2013  18.44  24.10  2012  7.88  13.18  2011  6.18  -7.62  2010  8.63  9.55  2009  4.42  26.98  2008  -21.06  -42.08  ANNUAL INDEX PRICE RETURN PERFORMANCE (%)**  350%  300%  250%  200%150%100%50%0%  28-Feb-07  17-Jan-09 27-Feb-11 26-Feb-13 26-Feb-15 25-Feb-17  25-Feb-19 24-Feb-21      MXWOQSPU Index MXWO Index              INDEX RISK AND RETURN CHARACTERISTICS**February 28, 2007 – December 31, 2020Price Returns (%)    Annualized                      Annualized Volatility (%) A    Volatility Over Risk (p.a.)A,C    Maximum Drawdown      1 Mo  3 Mo  1 Yr  YTD  3 Yr  5 Yr  10 Yr  Since Feb 28,2007  Div Yld (%)  BetaA,B  5 Yr (%)  10 Yr (%)  5 Yr  10 Yr  (%)D  PeriodE  MSCI World ESG Quality Select Low Volatility Index  2.13  5.36  1.07  1.07  4.89  7.04  8.28  5.58  2.16  0.52  10.82  9.54  0.65  0.87  -37.93  03/09/2009 –07/18/2012  MSCI World Index  3.11  13.03  14.06  14.06  8.54  10.10  7.71  4.36  1.82  1  16.26  14.84  0.62  0.52  -59.07  03/09/2009 –03/06/2014  A. Annualized Volatility was calculated using the standard deviation of Monthly price returns data for the relevant time period multiplied by the square root of 12 to obtain an annualized result. B. Beta: Beta indicates how volatile an index’s value is in comparison to its benchmark. A beta of 1 indicates that the index’s value tends to move with the benchmark. A beta greater than 1 indicates that the index’s price tends to be more volatile than the benchmark. A beta of less than 1 means it tends to be less volatile than the benchmark C. Volatility Over Risk: Defined as the annualized price return divided by the Annualized Volatility for the relevant period D. Maximum Drawdown (%): The maximum percentage decline in the value of the Index and the Benchmark prior to increasing back to its respective previous highest level. E. Maximum Drawdown (Period): The period of time from the start of the maximum drawdown until the Index or Benchmark increased back to its respective previous highest level.SECTOR WEIGHTS** REGION WEIGHTS**  Sector  % MXWOQSPUIndex weight  % MXWOIndex weight  Consumer Staples  23.00%  8.14%  Health Care  21.80%  13.53%  Communication Services  20.93%  9.22%  Information Technology  13.74%  21.61%  Industrials  8.17%  10.43%  Financials  5.19%  12.06%  Consumer Discretionary  3.04%  11.88%  Real Estate  2.18%  2.80%  Materials  1.13%  4.50%  Utilities  0.82%  3.42%  Energy  0.00%  2.42%    0% 10% 20% 30% 40% 50% 60% 70% 80%                                LATAM  UK  Asia ex-Japan  EMEA  Japan  North America  % MXWOQSPU Index weight% MXWO Index weight  52.02%  68.15%  23.67%  7.97%  15.38%14.82%  8.62%  35.10%  0.31%5.41%  0.00%0.14%  4 | RBC CAPITAL MARKETS   * Sources: MSCI, Bloomberg, RBC Capital Markets. See important information on the Historical Index Performance on last page.** As of December 31, 2020

       https://www.msci.com/what-is-esg https://www.ussif.org/blog_home.asp?Display=155https://info.federatedinvestors.com/Responsible-Investing-Survey-2020.htmlThe definitions and criteria are defined in MSCI methodology available here: https://www.msci.com/eqb/methodology/meth_docs/MSCI_World_ESG_Quality_Select_Low_ Volatility_Indexes_Methodology_Aug2020.pdfAs defined by MSCI in pages 4 and 9 of the Index Methodology available here: https://www.msci.com/eqb/methodology/meth_docs/MSCI_World_ESG_Quality_Select_ Low_Volatility_Indexes_Methodology_Aug2020.pdf. It is not possible to invest directly in an index and no guarantee is made that the index will meet any of its stated objectives.This communication has been generated by employees of RBC Capital Markets’ Global Equity Linked Products, and is not a research report or a product of RBC Capital Markets’ Research Department.This document is for informational purposes only and is not intended to set forth a final expression of the terms and conditions of any offering, and may be amended, superseded or replaced in its entirety by subsequent summaries. When making an investment decision, any prospective investor should rely solely on the relevant transaction documentation, which will contain the final terms and conditions of the transaction. The information contained herein has been compiled from sources believed to be reliable by RBC Capital Markets or any of its businesses. Neither RBC Capital Markets nor any of its businesses or representatives has undertaken any independent review or due diligence of such sources. This document shall not constitute a commitment or recommendation to enter into any transaction by any RBC entity.All information, terms and pricing set forth herein is indicative and subject to change without notice. Any opinions expressed herein reflect our judgment at the date and time hereof and are subject to change without notice. The information contained in this document has been internally developed or taken from trade and statistical services and other sources which we deem reliable. Transactions of the type described herein may involve a high degree of risk and the value of such investments may be highly volatile. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of issuer default and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss.This brief statement does not purport to identify or suggest all the risks (directly or indirectly) and other significant aspects in connection with transactions of the type described herein, and investors should ensure that they fully understand the terms of the transaction, including the relevant risk factors and any legal, tax, regulatory or accounting considerations applicable to them, prior to transacting. No representation is made concerning the legal, tax, regulatory or accounting implications in any applicable jurisdiction, and we are not advising you in respect of such matters.Accordingly you must independently determine, with your own advisors, the appropriateness for you of the transaction before transacting. RBC is acting solely in the capacity of an arm’s length contractual counterparty and not in the capacity of your financial adviser or fiduciary.RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets, LLC (member FINRA, NYSE and SIPC); RBC Dominion Securities Inc. (member IIROC and CIPF); Royal Bank of Canada - Sydney Branch (ABN 86 076 940 880); RBC Capital Markets (Hong Kong) Limited (regulated by the Securities and Futures Commission of Hong Kong and the Hong Kong Monetary Authority) and RBC Europe Limited (authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority.)Royal Bank of Canada has filed a registration statement (including a prospectus) with the SEC for the offerings to which this document relates. Before you invest, you should read those documents and the other documents relating to these offerings that Royal Bank of Canada has filed with the SEC for more complete information about us and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the prospectus and any related supplements if you so request by calling toll free at 1-877-688-2301.® Registered trademark of Royal Bank of Canada. Used under license. All rights reserved.  IMPORTANT INFORMATION ABOUT THE HISTORICAL PERFORMANCE OF THE INDEXThe Index was launched on May 27th, 2020. Accordingly, all of the information about the performance of the Index prior to that date is based on hypothetical back-tested information.The hypothetical performance of the Index is based on criteria that have been applied retroactively with the benefit of hindsight; these criteria cannot account for all financial risk that may affect the actual performance of the Index in the future. The future performance of the Index may vary significantly from the hypothetical performance data in this document. In addition, please note that the back-tested performance of the Index set forth in this document does not reflect the deduction of any fees and charges that would be applicable to a financial instrument that references the Index.For the full Index methodology, please visit the following link: https://www.msci.com/eqb/methodology/meth_docs/MSCI_World_ESG_Quality_Select_Low_Volatility_Indexes_Methodology_Aug2020.pdfALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.The MSCI indexes are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Royal Bank of Canada. The financial securities (if any) referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The prospectus for any such financial securities contains a more detailed description of the limited relationship MSCI has with Royal Bank of Canada and the related financial securities. No purchaser, seller or holder of any product referencing an MSCI index, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote such product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.01/21 GEQ_Multipager_01.21_MSCI-ESG-Low-Volatility-Index  rbccm.com/en/insights/esg.page